UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2014

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE,

YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979, Registration No. 333-154394 and Registration No. 333-169146) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Completion of Previously Announced Acquisition

On August 7, 2014, the Company issued a press release announcing the closing of the acquisition of SPTS and funding under the Credit Agreement, which is filed herewith as Exhibit 99.1 and incorporated by reference herein.

Entry into Material Definitive Agreement

Overview

As previously announced, the Company funded a portion of the acquisition of SPTS with the proceeds of a $300.0 million term loan. The following information describes the material terms of the credit agreement governing the term loan. This description is a brief summary and is qualified by reference to the credit agreement in all respects.

On August 7, 2014, Orbotech Ltd., an Israeli company (the “Company”), and its wholly owned subsidiary Orbotech, Inc., a Delaware corporation (the “Borrower”), entered into a senior secured credit agreement (the “Credit Agreement”) with JPMorgan Chase Bank, N.A., as administrative agent, and a syndicate of lenders. Under the Credit Agreement, the Borrower borrowed $300.0 million aggregate principal amount of senior secured term loans (the “Term Loans”) on August 7, 2014.

The proceeds of the Term Loans were used by the Borrower on August 7, 2014, together with approximately $100 million of cash available to the Company, directly or indirectly, (a) to pay the cash consideration in respect of the acquisition of SPTS Group Technologies Limited, a company organized under the laws of England and Wales (“SPTS”), (b) to repay indebtedness outstanding under the Senior Facilities Agreement dated as of May 31, 2012, by and among SPTS, Barclays Bank PLC, HSBC Bank PLC and the other parties thereto, (c) to redeem outstanding notes of a subsidiary of SPTS and (d) to pay transaction costs associated with the foregoing.

Interest and Maturity

The Term Loans bear interest at a floating rate. The Company expects the Term Loans to have an actual interest rate of 5.00% (without giving effect to hedging) for the foreseeable future. In the future, the Company may elect a floating rate equal to, at its option, either (a) a base rate determined by reference to the highest of (1) the interest rate announced from time to time by JPMorgan Chase Bank, N.A. as its prime rate, (2) the federal funds effective rate plus 1/2 of 1% and (3) a LIBO rate determined by reference to the costs of funds for U.S. dollar deposits for a one-month interest period adjusted for certain additional costs plus 1% or (b) a LIBO rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, in each case plus an applicable margin. For purpose of determining the interest rate payable on loans under the Term Loans under clauses (a) and (b) of the immediately preceding sentence, the LIBO rate will in no event be less than 1.0%. The applicable interest rate margin will be 3.0% with respect to base rate borrowings and 4.0% with respect to LIBO rate borrowings.

The Term Loans will mature on August 7, 2020.

Amortization and Prepayments

The Term Loans will have limited amortization for the first three years. The Company will be required to make amortization payments in quarterly installments, commencing on December 31, 2014. The amount of the quarterly installments will be equal to $750,000 for the first 12 quarterly amortization payments. After that, the amount of the quarterly amortization payments will be $5.625 million for the next 11 quarterly amortization payments, and the balance of the principal amount will be due at final maturity. All prepayments of principal on the Term Loans will reduce the remaining amortization payments on a dollar-for-dollar basis.

The Borrower will be permitted to repay outstanding Term Loans at any time without premium or penalty. Notwithstanding the foregoing, if any Term Loans are prepaid prior to the first anniversary of the funding date thereof with the proceeds of debt having an effective yield lower than the initial effective yield of the Term Loans (taking into account LIBOR floors and original issue discount), then such prepayment will be accompanied by a prepayment fee equal to 1.0% of the loans so prepaid.

In addition to permitting voluntary prepayments at any time, the Credit Agreement contains mandatory prepayment provisions. These mandatory prepayment provisions contain certain exceptions and customary baskets. Subject to these exceptions and baskets, the Borrower will be required to make mandatory prepayments of the Term Loans under certain circumstances, including from (a) 100% of the net cash proceeds from certain non-ordinary course assets sales (including casualty and condemnation proceeds) in excess of $2.5 million per sale and $5.0 million per year (with a 365-day reinvestment right and other exceptions), (b) 100% of the net cash proceeds from the issuance or incurrence of debt not otherwise permitted under the Credit Agreement and, until the first anniversary of closing, the issuance of equity and hybrid securities and (c) 50% of annual excess cash flow (as defined in the Credit Agreement), with step-downs to 25% and 0% if the ratio of the Company’s total consolidated debt to its trailing four-quarter consolidated EBITDA (as defined) is less than 1.25 to 100 and 0.75 to 1.00, respectively. Any mandatory prepayment also reduces the remaining amortization payments on a dollar-for-dollar basis.

Incremental Term Loans

The Credit Agreement provides that the Borrower has the right to incur additional term loans thereunder in an aggregate principal amount not to exceed the greater of (a) $50.0 million and (b) the amount that would not cause the Company’s ratio of total consolidated secured debt to trailing four-quarter consolidated EBITDA (as defined in the Credit Agreement) to exceed 1.75 to 1.00, calculated on a pro forma basis (as defined in the Credit Agreement). The lenders under the Credit Agreement are under no obligation to provide any such additional term loans, however.

Guarantees and Collateral for the Term Loans

The Borrower’s obligations under the Credit Agreement are guaranteed by the Company and by certain existing subsidiaries of the Company that are organized under the laws of Israel, England and Wales and the United States, and are expected to be guaranteed by the Company’s existing subsidiaries in Japan, South Korea and Singapore, in each case subject to exceptions and limitations. In addition, certain after acquired or organized material subsidiaries of the Company organized under the laws of Israel, England and Wales or the United States will be required to guarantee the Borrower’s obligations under the Credit Agreement upon their acquisition or formation.

The Credit Agreement and the related guarantees are (or are expected to be) secured by security interests in substantially all tangible and intangible assets of the Borrower and the guarantors (subject to certain exceptions and limitations). The Company also issued a secured bond on August 7, 2014 (the “Debenture”), to create a fixed charge on its goodwill and a floating charge on all of its assets, other than certain Excluded Assets (as defined in the Debenture) to guarantee payment of the Obligations (as defined in the Credit Agreement).

Covenants and Events of Default

The Credit Agreement requires the Company and its subsidiaries on a consolidated basis to maintain compliance with a minimum liquidity amount (as defined) of $40 million tested as of the last day of each month, and places certain restrictions on the ability of the Company, the Borrower or certain of the Company’s subsidiaries to, among other things, incur debt and liens; merge, consolidate or liquidate; make investments; dispose of assets; enter into sale and leaseback transactions; enter into hedging arrangements; pay dividends and make other restricted payments; undertake transactions with affiliates; enter into restrictive agreements on their ability to grant liens, make dividends and other distributions; amend material documents, change fiscal periods; and designate unrestricted subsidiaries.

The Credit Agreement contains customary events of default, including payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to other material indebtedness, certain events of bankruptcy and insolvency, material judgments, certain ERISA events, invalidity of loan documents, certain liens and guarantees, and change in control.

The above summary of the Credit Agreement and the brief description of the guarantees and collateral securing the obligations thereunder are each qualified in the entirety by reference to the complete terms and provisions thereof filed herewith as Exhibit 99.2, 99.3, 99.4 and 99.5, respectively, each of which are incorporated by reference herein.

Cautionary Statement Regarding Forward-Looking Statements

Except for historical information, the matters discussed in this Form 6-K are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and SPTS and are subject to uncertainties and factors relating to Orbotech’s and SPTS’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, the completion, timing, terms and anticipated benefits of the acquisition of SPTS and the related financing transactions; the timing and impact of conversion of SPTS’s financial statements from U.K. GAAP to U.S. GAAP and the Company’s ability to switch SPTS to a U.S. GAAP reporting regime; Orbotech’s ability to effectively integrate and operate SPTS’s business following the acquisition, the timing, terms and success of any other strategic or other transaction, cyclicality in the industries in which the Company or SPTS operates, the Company’s and SPTS’s production capacity, timing and occurrence of product acceptance (the Company defines ‘bookings’ as purchase arrangements with customers that are based on mutually agreed terms which, in some cases, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which the Company or SPTS operate, the timing and strength of product and service offerings by the Company, SPTS and each of their competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices, the final outcome and impact of the criminal matter and ongoing investigation in Korea, including its impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter, ongoing or increased hostilities in Israel and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, and subsequent SEC filings. The Company assumes no obligation to update the information in this Form 6-K to reflect new information, future events or otherwise, except as required by law. SPTS’s financial statements have been prepared in accordance with U.K. GAAP. U.K. GAAP differs in certain important respects from U.S. GAAP, the basis for Orbotech’s financial reporting. Neither SPTS nor Orbotech has begun a reconciliation of SPTS’s financial statements from U.K. to U.S. GAAP and therefore cannot quantify the differences, which may be material. Orbotech will account for the acquisition of SPTS under the purchase method of accounting, which will result in a new valuation for the assets and liabilities of SPTS. The new basis of accounting will be based on the estimated value of the assets and liabilities on the closing date of the acquisition. Orbotech will not be preparing any pro forma information for the acquisition and financing until the reconciliation and valuation estimates have been prepared.

There are references in this report on Form 6-K to non-GAAP measures. For more information about how the Company determines and uses such non-GAAP measures, see the Company’s other filings with the SEC.

Exhibit 99.1

•	Press Release dated August 7, 2014.

Exhibit 99.2

•	Credit Agreement dated as of August 7, 2014, among Orbotech, Inc., as borrower, Orbotech Ltd., JPMorgan Chase Bank, N.A., as administrative agent and the other lenders party thereto.

Exhibit 99.3

•	Guarantee Agreement dated as of August 7, 2014, among Orbotech, Inc., Orbotech Ltd., the subsidiaries of Orbotech Ltd. party thereto and JPMorgan Chase Bank, N.A., as administrative agent.

Exhibit 99.4

•	Collateral Agreement dated as of August 7, 2014, among Orbotech, Inc., the subsidiaries of Orbotech Ltd. party thereto and JPMorgan Chase Bank, N.A., as administrative agent.

Exhibit 99.5

•	Secured Bond (Encumbrance on All Assets) issued on August 7, 2014 by Orbotech Ltd. in favor of JPMorgan Chase Bank, N.A., as trustee for the Secured Parties (as defined in the Debenture).(1)

(1)	English language translation from the official, original and binding version in Hebrew.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

By:	/s/ Doron Abramovitch
Doron Abramovitch
Corporate Vice President and Chief Financial Officer

Date: August 7, 2014